Inland Real Estate Corporation
                              Sticker Supplement


Supplement No. 5 to the Company's Prospectus discloses information regarding a recently completed acquisition of property and updates certain information in the sections of the Prospectus headed "Real Property Investments" and "Plan of Distribution". Unless otherwise defined, capitalized terms used herein shall have the same meaning as in the Prospectus.

On November 26, 1997, the Company completed the acquisition of a 42,283 square foot Single User Retail Center located in Roselle, Illinois, known as Roselle Eagle from an unaffiliated third party for a purchase price of approximately $2,900,000.

The Company commenced the best efforts offering on July 14, 1997, and as of December 1, 1997, the Company had accepted subscriptions for 7,418,534 shares ($67,137,734 net of Selling Commissions, the Marketing Contribution and the Due Diligence Expense Allowance Fee). Inland Securities Corporation, an Affiliate of the Advisor, serves as dealer-manager of the Offering and is entitled to receive selling commissions and certain other amounts. As of December 1, 1997, Inland Securities Corporation was entitled to receive commissions, the
Marketing Contribution and the Due Diligence Expense Allowance Fee totaling $7,047,607. An Affiliate of the Advisor is also entitled to receive Property Management Fees for management and leasing services.









                               SUPPLEMENT NO. 5
                            DATED DECEMBER 3, 1997
                     TO THE PROSPECTUS DATED JULY 14, 1997
                       OF INLAND REAL ESTATE CORPORATION

This Supplement  No.  5  is  provided  for  the  purpose  of  supplementing the
Prospectus dated July 14, 1997 of Inland Real Estate Corporation (the "Company") as previously supplemented by Supplement No. 4 dated November 20, 1997 and Supplement No. 3 dated October 14, 1997 (which Supplement No. 3 superseded Supplement Nos. 1 and 2) and must be read in conjunction therewith. Supplement No. 5 to the Company's Prospectus discloses information regarding a recently completed acquisition of property and updates certain information in the sections of the Prospectus headed "Real Property Investments" and "Plan of Distribution". Unless otherwise defined, capitalized terms used herein shall have the same meaning as in the Prospectus, as supplemented.


                           Real Property Investments

Roselle Eagle, Roselle, Illinois


On November 26, 1997, the Company acquired a Single-User Retail Center located at 550 West Lake Street in Roselle, Illinois known as Roselle Eagle from Capital Ventures, an unaffiliated third party, for approximately $2,900,000. The purchase price was funded using cash and cash equivalents. The purchase price was approximately $68.59 per square foot, which the Company concluded was fair and reasonable and within the range of values indicated in an appraisal received by the Company and presented to the Company's board of directors.

Roselle Eagle was built in 1990 and consists of a single-tenant retail facility aggregating 42,283 rentable square feet. As of November 26, 1997, Roselle Eagle was 100% leased. In evaluating Roselle Eagle as a potential acquisition, the Company considered a variety of factors including location, demographics, tenant, price per square foot, existing rental rates compared to market rates, and occupancy. The Company believes that the center is located within a vibrant economic area. Although 100% of the rentable square feet at Roselle Eagle is leased to one tenant, the Company's management believes that retenanting of any space which is vacated in the future should be accomplished relatively quickly and at rental rates comparable to those currently paid by the tenant at the facility. The Company did not consider any other factors materially relevant to the decision to acquire the property.

The Company does not anticipate making any significant repairs and improvements to Roselle Eagle over the next few years. Nevertheless, a substantial portion of any cost of repairs and improvements would be paid by the tenants.








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The table below sets forth  certain  information  with respect to the occupancy rate at Roselle Eagle expressed as a percentage of total gross leasable area and the average effective annual base rent per square foot.


                                     Occupancy Rate
                                          as of                    Effective
            Year Ending               December 31,               Annual Rental
           December 31,               of Each Year               Per Square Ft
           ------------               ------------               -------------

               1996                       100%                       $7.95
               1995                       100%                        7.95
               1994                       100%                        7.95
               1993                       100%                        7.95
               1992                       100%                        7.95

Eagle Food Centers, a grocery store, leases 42,283 square feet or 100% of the total square footage. The lease with Eagle requires Eagle to pay base rent equal to $7.95 per square foot per annum payable monthly until January 31, 2011. The lease with Eagle contains five options to renew, each for consecutive five year periods at a rate of $7.95 per square foot per annum payable monthly throughout the term.

For federal income tax purposes, the Company's depreciable basis in Roselle Eagle will be approximately $2,100,000. Depreciation expense, for tax purposes, will be computed using the straight-line method. Buildings and improvements are depreciated based upon estimated useful lives of 40 years.

Information regarding real estate taxes payable in 1997 for the tax year ended 1996 (the most recent tax year for which information is generally available) were $72,194.

On November 26, 1997, a total of 42,283 square feet was leased to one tenant at Roselle Eagle. The following tables set forth certain information with respect to the amount of and expiration of the lease at this Single-user Retail Center.


                  Square Feet   Lease     Renewal     Current        Rent per
  Lessee            Leased      Ends      Option     Annual Rent    Square Foot
  ------           --------     -----     ------     -----------    -----------

Eagle Food
 Centers, L.P.      42,283     01/2011    5/5 yr.     $335,979         $7.95











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
                                                          Average     Percent of    Percent of
                                                          Base Rent      Total      Annual Base
                        Approx. GLA  Annual Base   Total  Per Square  Building  GLA    Rent
  Year       Number of  of Expiring   Rent of     Annual  Foot Under   Represented  Represented
 Ending       Leases      Leases     Expiring      Base   Expiring     by Expiring  By Expiring
December 31, Expiring   (Sq. Ft.)    Leases      Rent (1) Leases        Leases        Leases
-----------  ---------  ----------- -----------  -------- ----------  ------------- -----------

   1997-
    2006         -           -           -       $335,979      -           -             -

(1) No assumptions were made regarding the releasing of expired leases.  It is the opinion of the Company's management that the space will be released at market rates.




The Company received an appraisal prepared by an independent appraiser who is a member in good standing of the American Institute of Real Estate Appraisers which reported a fair market value for the Roselle Eagle property, as of October 7, 1997, of $2,925,000. Appraisals are estimates of value and should not be relied on as a measure of true worth or realizable value.



                             PLAN OF DISTRIBUTION

The Company commenced the best efforts Offering on July 14, 1997, and as of December 1, 1997 the Company had accepted subscriptions for 7,418,534 shares ($67,137,734 net of Selling Commissions, the Marketing Contributions and the Due Diligence Expense Allowance Fee).

Inland Securities Corporation, an Affiliate of the Advisor, serves as dealer manager of the Offering and is entitled to receive selling commissions and certain other amounts. As of December 1, 1997, Inland Securities Corporation was entitled to receive commissions, the Marketing Contribution and the Due Diligence Expense Allowance Fee totaling $7,047,607 in connection with the Offering. An Affiliate of the Advisor is also entitled to receive Property Management Fees for management and leasing services. The Company incurred and paid Property Management Fees of approximately $766,259 for the nine months ended September 30, 1997 and $229,307 for the year ended December 31, 1996. The Advisor may also receive an annual Advisor Asset Management Fee of not more than 1% of the Average Invested Assets, paid quarterly. For the nine months ended September 30, 1997, the Company had incurred Advisor Asset Management Fees of $940,159.






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